UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                             Engel General Developers Ltd.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)



                                   292829108
                                 (CUSIP Number)


       Lisa Merchant, Esq., 1001 Nineteenth Street North, Arlington, VA  22209
                                  (703) 469-1188

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                    December 31, 1999
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Friedman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            400
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       1,909,039(1)
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       400
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       1,909,039(1)
--------------------------------------------------------------------------------

                                Page 2 of 6 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,909,439(1)
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.04%(1)
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

 (1) Pursuant to Rule 13d-3(d), this filing reflects a decrease in the number of shares of Class A common stock beneficially owned by Friedman, Billings, Ramsey Group, Inc.(FBR) and Mr. Emanuel J. Friedman. Mr. Friedman's beneficial ownership has been reduced from 261,500 shares to 400 shares. FBR's beneficial ownership has also been reduced from 2,451,091 to 1,909,039 since
Mr. Friedman's last Schedule 13D filing. Mr. Friedman may be deemed to indirectly beneficially own FBRG's shares by virtue of his "control" position as Chairman and Co-Chief Executive Officer of FBR. Mr. Friedman disclaims beneficial ownership of such shares.



                                Page 3 of 6 Pages

ITEM 1.     Security and Issuer.

      This Statement relates to the common stock of Engel General Developers, Ltd., having its principal executive office at 66 Hahistadrut Ave., Haifa Bay, Israel 32960.

ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b)  1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Co-Chief Executive Officer, Friedman, Billings, Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.


                                Page 4 of 6 Pages

ITEM 5.     Interest in Securities of the Issuer.

   (a)-(b)  As of December 31, 1999:

            (i)Mr. Friedman directly beneficially owns 300 shares of Class A
            common  stock  (less than 1%);   Mr. Friedman sold a total of
            261,100 shares Class A common stock from his personal accounts. This is the first transaction made by Mr. Friedman since the date of his last purchase on November 10, 1997;

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 100 shares of Class A common stock (less than 1%) benefically owned by his spouse, Kindy French;

            (iii) Mr. Friedman may be deemed to indirectly beneficially own 1,909,039 shares of Class A common stock (53.03%) by virtue of his "control" position as Chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc.

      (c) Mr. Friedman with his spouse, Kindy French, sold a total of 261,100 shares of Class A common stock at a price of $1.99 per share on December 1, 1999. Since Mr. Friedman's last Schedule 13D filing, Friedman, Billings, Ramsey Group, Inc. has also decreased the number of shares of Class A common stock it beneficially owns from 2,451,091 to 1,909,039.

      (d)   None.

      (e) On December 1, 1999 (the time of the disposition in c), Mr. Friedman ceased having direct beneficial ownership of greater than 5% shares of the issuer. He may still be deemed to have greater than 5% beneficial ownership by virtue of his "control" position as Chairman and Co-Chief Executive Officer of Friedman, Billings, Ramsey Group, Inc.

                                Page 5 of 6 Pages

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  January 19, 2000

                                    /s/ Emanuel J. Friedman
                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages

Original Signature Page

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  January 19, 2000


                                    -----------------------------------------
                                    Emanuel J. Friedman